UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________ March 2003

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

735 Howe Street, #703, Vancouver, British Columbia V6Z 1N9
Executive Offices

1. Press Releases: 3/28/2003; 4/28/2003

2. Notice/Information Circular/Proxy for Annual Meeting of Shareholders held 6/19/2003

3. Financial Statements:
   Form 51-901F and Fiscal 2002 Ended 12/31/2002, filed with 20F
   Form 61 and Three Months Ended 3/31/2003, filed 05/30/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAMFLO INTERNATIONAL INC.

Suite 703-938 Howe Street, Vancouver BC CANADA V6K 3L9

Camflo International Inc.　　　　**NEWS RELEASE #2003-01**　　　　　　**CFF**
Shares Issued: 3,536,666　　　　　　　　　　　　　　　　　　　　　　2003-03-28

CAMFLO ACQUIRES 10% OIL & GAS PROSPECT AND ARRANGES FINANCING

Camflo International Inc. ("the Company") has acquired a 10% working interest of petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions.

In order to finance its 10% working interest and provide additional working capital, the Company has arranged a Can $300,000 private placement. The private placement is for 1,000,000 units, each unit consisting of one common share and one share purchase warrant at a price of Can $0.30 per unit. The warrant is exercisable at $0.30 per share for the two year period.

The acquisition and private placement is subject to acceptance by the TSX Venture Exchange.

CAMFLO INTERNATIONAL INC.
(Alan Crawford), President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

CAMFLO INTERNATIONAL INC.

Suite 703-938 Howe Street, Vancouver BC CANADA V6K 3L9
Tel: 1-604-331-4417 Fax: 1-604-331-4466 email: alan@canadawired.com

April 28, 2003

ONA ENTERS OIL & GAS PARTICIPATION AGREEMENTS

On behalf of the board of Ona International Inc. (the Company) Alan Crawford is pleased to givethe following corporate update in regards to drilling and development activity. The Company has entered into agreements to participate in the Bridges #1 and the Hinkson #5 (10% working 8% net revenue interest) wells, The Bridges #7 & 8 and the Hinkson #3 (5% working interest 4% net revenue interest) wells located in Palo Pinto County, Fort Worth, Texas, USA. Site preparation has been initiated and the Company and its partners are confident that the wells will be drilled prior to the first week of May, 2003 with final frac and completion before month end. Total investment in this development project is USD $92,846.00 With the entering of the above mentioned agreements the Company is confident that it is on the right track in meeting its goal of building an underling asset and revenue base through the strategic development of producing oil and gas properties for and on behalf of the Company and its shareholders.

The Martex Prospects are in a multi-play area with production being obtained from the shallow strawn sands from 1800 feet in depth through the Big Saline Conglomerates at approximately 4,000 feet to Missippian Chappel Reefs at 4,500 feet in depth. The objective for this project is the previously overlooked zone of interest, the Marble Falls located below these conglomerates. The Martex Prospects are mapped to be in the heart of the western most Marble Falls bank or shoal deposit. The prospects are on the updip edge of the shoal with already established production known as the Pickwick (Marble Falls) Field. The Martex Prospects are considered to be top development wells in an already established field.

The Cumming Company Inc. is the operator of the above-described development projects. Cumming currently operates several other recently completed gas well developments within the Jack and Palo Pinto County vicinity.

On Behalf of the Board

"Alan Crawford"
Alan Crawford
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

3

CAMFLO INTERNATIONAL INC.
Suite 703– 938 Howe Street
Vancouver, BC V6Z 1N9
Tel: (604) 837-9484
Fax: (604) 331-4466

INFORMATION CIRCULAR
AS AT AND DATED MAY 26, 2003

This Information Circular accompanies the Notice of the 2003 Annual General Meeting (the "Meeting") of members of **CAMFLO INTERNATIONAL INC.** (the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of common shares without par value of which there are 3,536,666 issued and outstanding shares. There is one class of shares only. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll that is requested by a member or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all members of record as of May 19, 2003 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon #1600, 1066 W. Hastings Street, Vancouver, BC V6E 3X1 or at the Accounting Office of the Company at Suite #400, 455 Granville Street, Vancouver, BC, V6C 1T1, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's Registrar and Transfer Agent as provided above; or**

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when property completed and signed by the Beneficial Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. **In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the members of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name And Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 5, 2003	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
ALAN CRAWFORD President and Director	April, 1997	434,136	President of a private venture capital firm.
ROBERT HEWITT Director	September, 2001	0	Independent businessman
GREG BURNETT Director	May, 1998	0	President of a private management consulting firm.
TOM DOYLE Director	n/a	0	Independent Businessman

All of the nominees are residents of Canada except Robert Hewitt whom is a resident of the USA and Tom Doyle who is a resident of Bermuda

The Company has an audit committee, the members of which are Alan Crawford, Greg Burnett and Robert Hewitt.

EXECUTIVE COMPENSATION

(Form 41, B.C. *Securities Act* and Rules)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i)   the CEO regardless of the amount of compensation of that individual,

(ii)   each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)   any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2002 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Alan Crawford, the Company's President (CEO).

SUMMARY COMPENSATION TABLE

Named Executive Officers

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	All Other Compensation
Alan Crawford	2002	60,000	-	-	66,833	Nil	Nil	Nil
President (CEO)	2001	60,000	-	-	Nil			
	2000	60,000	-	-	Nil			

Certain columns may have been omitted because there was no compensation awarded to, earned by or paid to any of the named executives required to be reported in the above table.

Notes: (1)   Ended December 31
         (2)   Stock-appreciation rights
         (3)   Long-term incentive plan

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR/s on the Date of Grant ($/Security)	Expiration Date
Alan Crawford	66,833	50%	$0.13	$2,005.00	February 18, 2007

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no option exercises by the Named Executive Officer during the most recently completed financial year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There is no employment contract between the Company or its subsidiaries and the Named Executive Officer and the Company has no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-Named Executive Officer directors and other insiders of the Company and are outstanding to purchase an aggregate 66,833 shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors				
Greg Burnett	40,100	$0.13	February 28, 2002	February 18, 2007
Robert Hewitt	26,733	$0.13	February 28, 2002	February 18, 2007

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Amisano Hanson, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than incentive stock options and as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

2002 Stock Option Plan

The recent policies of the TSX Venture Exchange now require the Company to implement an incentive stock option plan. Accordingly, the Company proposes to implement a stock option plan (the "Plan") for insiders, key employees, and certain other persons who provide services to the Company and/or its subsidiaries, with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company's shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company's shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed Plan is a "rolling" plan that provides that the aggregate number of shares reserved for issuance under it is 10% of the Company's issued common shares at the time of the grant of a stock option under the Plan.

Under the proposed Plan, the option price must not be less than the closing price of the common shares on the TSX Venture Exchange (the "Exchange") on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option must be exercised within a period of five years from the date of granting. Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period, unless such is otherwise required by the policies of the Exchange. Any amendment to the proposed Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company's shareholders. Under the policies of the Exchange, such shareholder approval must be "disinterested shareholder approval" if the grants of options under the proposed Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:

a)   the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)   the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company.

As the proposed Plan is not restrictive as to these results, at the Meeting, the members will be asked to approve, by disinterested shareholder approval, the proposed Plan.

The term "disinterested shareholder approval" means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term "associates" is defined in the *Securities Act* (British Columbia). Management of the Company has been informed that, as at May 26, 2003, 434,136 shares of the Company are beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of stock options under the proposed Plan and their associates.

If disinterested shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Plan.

Members are referred to the 2002 Stock Option Plan a copy of which is attached hereto as Schedule "A" for complete details.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.


**BY ORDER OF THE BOARD OF DIRECTORS
OF CAMFLO INTERNATIONAL INC.**

<u>"Alan Crawford"</u>

ALAN CRAWFORD
President


APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

_____
Alan Crawford, President

CAMFLO INTERNATIONAL INC.
Suite 703– 938 Howe Street
Vancouver, BC V6Z 1N9
Tel: (604) 331-4417
Fax: (604) 331-4466

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
CAMFLO INTERNATIONAL INC.

PROXY FOR THE 2003 ANNUAL GENERAL MEETING OF
MEMBERS TO BE HELD ON THURSDAY, JUNE 19, 2003

The undersigned member of CAMFLO INTERNATIONAL INC. (hereinafter called the "Company") hereby appoints ALAN CRAWFORD, a director and President of the Company, or failing him, GREG BURNETT, a director of the Company, or in place of the foregoing, _____ as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2003 Annual General Meeting of members of the Company to be held on Thursday, June 19, 2003 and at any adjournment thereof and, on a poll, the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:

1.   To appoint Amisano Hanson, Chartered Accountants, as Auditors of the Company:

        For: [ ]   Withhold vote: [ ]

2.   To authorize the directors to fix the remuneration of the Auditors:

        For: [ ]   Against: [ ]

3.   To determine the number of directors at four (4):

        For: [ ]   Against: [ ]

4.   (a)   To elect as directors all the persons named in 4(b) below:

        For: [ ]   Withhold vote: [ ]

        OR

        (b)   To elect as director:

                 ALAN CRAWFORD   For: [ ]
                                                                                 Withhold vote: [ ]

                 GREG BURNETT   For: [ ]
                                                                                 Withhold vote: [ ]

                 ROBERT HEWITT   For: [ ]
                                                                                 Withhold vote: [ ]

                 TOM DOYLE   For: [ ]
                                                                                 Withhold vote: [ ]

To approve the Company's proposed Stock Option Plan:

        For: [ ]   Against: [ ]

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED HEREIN TO ACT AS THE MEMBER'S PROXY, THE SHARES REPRESENTED HEREBY SHALL ON ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED IN FAVOUR OF ALL SUCH MATTERS.** THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of the 2003 Annual General Meeting of Members and the accompanying Information Circular dated May 26, 2003.

If this form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this _____ day of _____, 2003.

_____	Number of Shares Held: _____
Name (Please Print)	
_____	_____
Address Telephone No.	
_____	_____
	Facsimile No.
_____	_____
	E-Mail Address
_____	
Signature	

NOTES TO FORM OF PROXY

1. **IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.**

2. This form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3. This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, #1600, 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1, not less than 48 hours, Saturdays, Sundays, and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
CAMFLO INTERNATIONAL INC.	**March 31, 2003**	**May 27, 2003**

ISSUER ADDRESS:

Suite 704, 938 Howe Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver, British Columbia	**V6Z 1N9**	**604) 331-4423**	**604) 837-9484**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Alan Crawford	**Director**	**(604) 837-9484**

E-MAIL ADDRESS:	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE Signed: "Alan Crawford"	DATE SIGNED 03/05/30

DIRECTOR'S SIGNATURE Signed: "Greg Burnett"	DATE SIGNED 03/05/30

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2003

Date YY/MM/DD	Type of Issue	Description	Number of shares Issued	Price per share	Proceeds $	Type of consideration

OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2003

Date of Grant YY/MM/DD	Number	Type	Description/name	Exercise price	Expiry date
Nil					

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AT MARCH 31, 2003

Security	Amount	Exercise or convertible price per share	Expiry Date YY/MM/DD
Stock options	133,666	0.13	07/02/18
Convertible debentures	$400,000	$0.10 $0.15 $0.20 $0.25	04/02/28 05/02/28 06/02/28 07/02/28
Warrants	$400,000	$0.10 two years after conversion or last day for conversion	06/01/05
Warrants	1,000,000	0.14 per share	04/04/01

LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2003

Alan Crawford, President and Director   Robert Hewitt, Secretary and Director

Greg Burnett, Director

British Columbia Securities Commission
Quarterly Report
Form 51-901F
SCHEDULE "C"

MANAGEMENT'S DISCUSSION & ANALYSIS

For the period ended March 31, 2003

The following discussion of the operations, results and financial position of the Company for the Period ended March 31, 2003 should be read in conjunction with the March 31, 2003 Interim Financial Statement and the related Notes.

Description of Business

The Company's principal business activities are the acquisition, development and exploration, or production, and marketing of petroleum and natural gas reserves in Alberta, and Texas and is a public company, whose common shares trade on the TSX– Venture Exchange under the symbol [CFF].

Results of Operations

The Company reports a net loss of Cdn $32,592 or $0.01 per share for the period ended March 31, 2003. The Company had no operating revenues but recognized interest income of $228 for the period. There were no write-offs or write-downs during the year.

Included in the loss was amortization of $239, interest expense of $7,087. The balance of the loss, $25,266 relates to administrative expenses, including professional fees. The expenses have decreased during the period compared to the corresponding period in 2002 by approximately $49,836. The decline in expenses is a result in part to the previous period incurring $30,709 in legal fees and $7,195 in listings fees, both expenses related to the Company obtaining a full listings on the exchange.

Current operations

Prairie River, Alberta

The Company has acquired a 10% working interest of petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions.

Jack County, Texas

The Company has acquired a 20% working interest in the drilling and development of Wimberley # 5 gas well located in the Barnett Shale region in Jack County, Texas. The operator of the project is the Cumming Company Inc. (CCI) of Fort Worth, which operates several other recently completed Barnett Shale wells in the vicinity. The well is expected to commence production within the next financial quarter.

Related Party Transactions

Under a Management and Services Agreements with a company owned by the President of the Company, the Company pays a monthly fee of $5,000.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive resource properties.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties.

The Company has a working capital of $144,612 at March 31, 2003.

CAMFLO INTERNATIONAL INC.
Balance Sheet
(Unaudited - Prepared by Management)

ASSETS	March 31, $	December 31, 2002 $
Current assets		
Cash	156,598	108,085
Goods and services tax recovery	3,688	10,505
	160,286	118,590
Deferred charges	38,286	38,286
Resource properties	216,247	216,247
Capital assets (Note 2)	5,839	3,578
	420,658	376,701
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	15,674	23,562
Loan payable (Note 4)	94,233	90,756
Due to related parties	128,428	123,079
Promissory notes payable	97,783	94,172
Convertible debentures	452,296	452,296
	788,414	783,865
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	1,169,016	1,169,016
Share subscriptions (Note 3)	72,000	
Deficit	(1,608,772)	(1,576,180)
	(367,756)	(407,164)
	420,658	376,701

On Behalf of the Board
Signed:

"Alan Crawford"
______________________Director
"Robert Hewitt"
______________________Director

CAMFLO INTERNATIONAL INC.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	3 Months March 31,	
	2003 $	2002 $
Revenue:		
Interest income	228	37
Expenses:		
Amortization	239	275
Audit and accounting fees	2,000	1,465
Interest expense	7,087	16,587
Finder's fees and bonuses		54,500
Shareholder communications investor relations	1,400	2,750
Legal fees		30,709
Listing and filing fees	2,550	7,195
Management fees	15,000	15,000
Office services and supplies	1,857	5,552
Miscellaneous property investigation		1,566
Travel and accommodation	1,000	8,615
Transfer agent	1,687	2,250
Loss before the following:	(32,820)	(146,464)
Extinguishment of debts		
Loss for the period	(32,592)	(146,409)
Deficit, beginning of period	(1,576,180)	(1,307,159)
Deficit, end of period	(1,608,772)	(1,453,568)
Loss per share	$(0.01)	$(0.11)

CAMFLO INTERNATIONAL INC.
Statement of Cash Flows
(Unaudited - Prepared by Management)

| | 3 Months March 31 | |
	2003	2002
	$	$
CASH PROVIDED BY (USED IN)		
Operating Activities:		
Loss for the period	(32,592)	(146,409)
Items not requiring Cash:		
Amortization	257	257
Finder's fees and bonuses	-	23,000
Accrued interest	7,080	-
	(25,255)	(123,134)
Changes in non-cash working capital Items:		
Amounts receivable and prepaids	6,817	(1,935)
Accounts payable and accrued liabilities	(9,637)	3,680
	(28,075)	(121,389)
Financing activities:		
Due to related parties	-	(12,358)
Loans payable	3,478	3,375
Promissory notes	3,610	9,156
Share subscriptions	72,000	100,000
Convertible debentures	-	400,000
	79,088	500,173
Investing Activities:		
Investment in oil and gas interest	-	(161,000)
Purchase of office equipment	(2,500)	-
	(2,500)	(161,000)
Increase (decrease) in cash	48,513	217,784
Cash, beginning of period	108,085	75,450
Cash, end of period	156,598	293,234

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements
March 31, 2003

---

1. **Basis of Presentation**

    These unaudited financial statement have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2002.

    at a deemed value of $0.10 per share.

2. **Capital Assets**

	Cost	Accumulated Depreciation	Net Value
Computer equipment	$ 5,282	$ 1,681	$ 3,601
Office equipment	5,250	3,012	2,238
	$ 8,031	$ 4,178	$ 5,839

3. **Share Capital**

    a)   Authorized   Unlimited number of common shares without par value
                        Unlimited number of preferred shares without par value

    b)   Issued:

	Number of Shares	Amount
Balance, beginning of period	3,536,666	$ 1,169,016
Balance, end of period	3,536,666	$ 1,169,016

    c)   During the period the Company received proceeds of $72,000 towards a future private placement.

4. **Loans payable**

    The loan payable is unsecured, bears interest at 18% per annum and is due on January 15, 2004.

5. **Related party transactions**

    Related party transactions not disclosed elsewhere in these statements are as follows:

    a)   During the period the Company paid or made provision for the future payment of the following amounts:

            i) $15,000 for management fees to a private company controlled by a Director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026
(Registrant)

Date: June 05, 2003   By /s/ Alan Crawford
                Alan Crawford, President and Director